UNITED STATES OF AMERICA
                           before the
               SECURITIES AND EXCHANGE COMMISSION


_____________________________________________
                                             :
               In the Matter of              :
                                             :
     AMERICAN ELECTRIC POWER COMPANY, INC.   :    CERTIFICATE
             Columbus, Ohio  43215           :         OF
                                             :    NOTIFICATION
                   (70-5943)                 :
                                             :
  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 :
_____________________________________________:


     THIS IS TO CERTIFY that, in accordance with the terms and conditions of and for the purposes represented by the declaration, as amended, of American Electric Power Company, Inc. (the "Company") in the above-captioned file and the orders of the Securities and Exchange Commission with respect thereto (HCAR No. 19879, dated February 8, 1977; HCAR No. 19992, dated April 19, 1977; HCAR No. 20111, dated July 14, 1977; HCAR No. 20506, dated
April 19, 1978; HCAR No. 20979, dated March 29, 1979; HCAR No. 21180, dated August 8, 1979; HCAR No. 21544, dated May 1, 1980;
HCAR No. 22113, dated June 30, 1981; HCAR No. 22539, dated June 15, 1982; HCAR No. 22989, dated June 29, 1983; HCAR No. 23353, dated
June 29, 1984; HCAR No. 23538, dated December 19, 1984; HCAR No. 23754, dated July 1, 1985; HCAR No. 23980, dated January 3, 1986; HCAR No. 24534, dated December 18, 1987, HCAR No. 25233, dated December 27, 1990, HCAR No. 25936, dated December 1, 1993, HCAR No. 26516 dated May 10, 1996 and HCAR No. 26553, dated August 13, 1996) during the period from July 1, 1997, through September 30, 1997, the Company issued a total of 294,126 shares of its Common Stock, $6.50 par value ("Common Stock"), to Stanley & Co. [a nominee of First Chicago Trust Company of New York ("First Chicago")], at a total purchase price of $13,200,963.12, for the accounts of participants in the Company's Dividend Reinvestment and Direct Stock Purchase Plan (the "Plan"). During such period, First Chicago, as Agent under the Plan, also purchased on the open market for the accounts of participants a total of 36,550 shares of the Company's Common Stock, at a total purchase price of $1,609,106.05. These transactions are set forth in more detail in the attached
Schedule I, incorporated herein by reference.

                           AMERICAN ELECTRIC POWER COMPANY, INC.



                           By:_________/s/_A._A._Pena____________
                                    A. A. Pena, Treasurer

Dated:  October 10, 1997

                           SCHEDULE I
                               to
             CERTIFICATE OF NOTIFICATION (#70-5943)
                               of
              AMERICAN ELECTRIC POWER COMPANY, INC.
           For the Period July 1 - September 30, 1997


TRANSACTIONS THIS PERIOD:

                    - Original Issue Shares -

                     Shares        Price               Total
  Period             Issued      Per Share        Purchase Price

07/01/97 to         294,126       $44.882         $13,200,963.12
 09/30/97

                    - Open Market Purchases -

                    Shares      Average Price          Total
  Date             Purchased      Per Share       Purchase Price

07/01/97              3,095       $42.000          $  129,990.00
07/02/97                401        42.500              17,042.50
07/08/97              4,583        42.813             196,211.98
07/15/97              5,291        44.305             234,417.76
07/22/97              1,736        43.750              75,950.00
07/29/97              1,745        44.125              76,998.13
08/05/97              3,262        44.313             144,549.01
08/12/97              3,547        43.313             153,631.21
08/19/97              1,151        43.125              49,636.88
08/26/97              1,200        43.875              52,650.00
09/02/97                865        44.188              38,222.62
09/09/97              3,328        45.063             149,969.66
09/10/97              1,433        45.000              64,485.00
09/16/97                866        46.063              39,890.56
09/16/97                 10        46.250                 462.50
09/23/97                976        46.063              44,957.49
09/30/97              3,061        45.750             140,040.75
   Total O/M Purch.  36,550                       $ 1,609,106.05


                 - Total Activity This Period -

                    Shares                             Total
                   Purchased                      Purchase Price

O/I Shares          294,126                       $13,200,963.12
O/M Purchases        36,550                         1,609,106.05
   Total Activity   330,676                       $14,810,069.17


SCHEDULE I to CERTIFICATE OF                               PAGE 2
NOTIFICATION (#70-5943) of
AMERICAN ELECTRIC POWER COMPANY, INC.
For the Period July 1 - September 30, 1997



CUMULATIVE SUMMARY OF TRANSACTIONS:

                    - Original Issue Shares -

                                   Shares              Total
                                   Issued         Purchase Price

Totals from last report         44,872,772       $880,471,359.52
Transactions this period           294,126         13,200,963.12
   Total Original Issue Shares  45,166,898       $893,672,322.64


                    - Open Market Purchases -

                                   Shares              Total
                                  Purchased       Purchase Price

Totals from last report         19,837,930       $600,271,141.45
Transactions this period            36,550          1,609,106.05
   Total Open Market Purchases  19,874,480       $601,880,247.50